

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

April 5, 2017

Via E-mail
Henry E. Dubois
Chief Executive Officer
Hooper Holmes, Inc.
560 N. Rogers Road
Olathe, Kansas 66062

> **Re: Hooper Holmes, Inc.**
> **Registration Statement on Form S-4**
> **Filed March 17, 2017**
> **File No. 333-216760**

Dear Mr. Dubois:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note the statement on page 3 that the Provant equity holders approved the merger. In light of the approval of the merger by Provant equity holders, it appears that the transaction has commenced privately. Once begun privately, the merger transaction must be completed privately. Please revise the registration statement accordingly or advise.

2. Please provide the disclosure required by Item 1(c) of Schedule 14A, as required by Item 18(a)(1) of Form S-4.

3. Please provide the disclosure required by Items 5 and 6 of Schedule 14A for Provant, as required by Item 18(a)(5)(i) of Form S-4.

4. Please disclose, in comparative columnar form, the historical and pro forma per share data of the registrant and historical and equivalent pro forma per share data of the company being acquired. Refer to Item 3(f) of Form S-4, including the related Instruction to paragraph (f).

Prospectus Cover Page

5. We note that the calculation of the shares to be issued to Provant is based upon the amount of Hooper shares outstanding minus the Requirement Shares and the Banker Shares. We are unable to locate this calculation as it applies to the Banker Shares discussed in the merger agreement. Please advise or revise.

6. We note that the amount of shares to be issued to Provant is based upon a formula calculation. Please provide a more detailed discussion of the formula, including how you calculated the amount to be issued, and a discussion of the potential range of securities to be issued.

7. Please add disclosure, when discussing the market price, to discuss the market price immediately before the merger transaction was announced.

Questions and Answers about the Merger, page i

What will happen to Hooper if, for any reason, the Merger does not close?, page i

8. Please disclose here the possibility of Hooper paying a termination fee and third-party expenses incurred by Provant.

Prospectus Summary, page 1

Reasons for the Merger, page 2

9. Please provide the disclosure required by Item 3(h) of Form S-4.

Risk Factors, page 11

10. Consider adding a risk factor discussing Hooper's default on the lease agreements, as discussed on page 66. Also, please add a risk factor regarding the payables with past due date terms and defaults under the debt agreements as referenced on page 78.

The Merger may be completed…, page 12

11. Please clarify in the risk factor on page 12 the "certain types of changes" that do not permit the parties to refuse to complete the merger.

The Merger, page 29

12. Please discuss in greater detail the discussions regarding the corporate structure of the proposed transaction. Please also revise further discussions of the revisions to the proposed merger agreement to clarify.

13. Please disclose in this section the relationship between Century Capital and Provant. Also, please discuss how Century Capital and Provant determined to contact Tom Watford regarding a potential transaction.

Opinion of the Hooper Financial Advisor, page 35

14. We note that Cantor Fitzgerald & Co. made a presentation to Hooper's board of directors on March 5, 2017. Please provide us supplemental copies of any materials, such as board books, used in the presentation to the board. We may have additional comments after reviewing these materials.

15. Please remove the statements on pages 35 and 37 that Cantor's opinion was provided for the sole benefit and use of Hooper's board of directors. Remove similar language from the fairness opinion on page B-4.

16. We note that the fairness opinion on page B-2 and the disclosure on page 35 reference projections for Hooper and Provant. Such projections were referenced in the discounted cash flows analysis on page 39. Please disclose these projections.

Selected Company Analysis, page 37

17. Please revise to explain in more detail how Cantor chose the selected companies. Compare the size of the selected companies with Hooper and Provant.

Selected Transaction Analysis, page 39

18. Please revise to add disclosure as to how the selected transactions analysis was used in the evaluation of Hooper and Provant in determining the fairness of the transaction.

General, page 40

19. Please disclose the compensation paid or to be paid to Cantor, for its work as a financial advisor and for preparing the fairness opinion. Clearly disclose the amount that is contingent upon the successful consummation of the merger and the amount that may be payable in equity of Hooper. See item 1015(b)(4) of Regulation M-A.

Interests of Hooper Directors and Executive Officers in the Merger, page 41

20. Please quantify, to the extent known, the amount of the anticipated equity awards to Messrs. Dubois and Balthazor.

Tax Treatment of the Merger, page 43

21. Please file the tax opinion as an exhibit and revise the disclosure beginning on page 43 to attribute the tax opinion to named counsel.

The Merger Agreement, page 46

22. We note the statement that you do not intend the merger agreement to be a source of factual information about the companies. Please revise to remove the implication that the referenced merger agreement does not constitute public disclosure under the federal securities laws.

23. We note your statement that the investors and security holders should not rely on the representations and warranties in the merger agreement as current characterizations of factual information about the companies. Please be advised that we regard all of the provisions of the merger agreement as disclosure to investors, and as such it is not appropriate to limit investors´ reliance on these statements. Please revise to remove the limitation on reliance and confirm your understanding.

Hooper Business, page 60

Governmental Regulation, page 65

24. Please revise to expand your discussion of governmental regulation, including expanding your discussion of the provisions of HIPAA and other federal and state laws to which you are subject. See Item 101(h)(4)(ix) of Regulation S-K. This comment also applies to Hooper's Form 10-K.

25. Please disclose the total number of employees, in addition to the number of full time employees, as required by Item 101(h)(4)(xii) of Regulation S-K. This comment also applies to Hooper's Form 10-K.

Hooper Management's Discussion and Analysis of Financial Condition and Results of Operations, page 72

26. The Management's Discussion and Analysis section is one of the most critical aspects of your disclosure. Please revise this section to provide a more detailed executive overview to discuss the events, trends, and uncertainties that management views as most critical to your future revenues, financial position, liquidity, plan of operations, and results of

operations, to the extent known and foreseeable. To assist you in this regard, please refer to the Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations, Release Nos. 33-8350 (December 19, 2003) at http://www.sec.gov/rules/interp/33-8350.htm. This guidance is intended to elicit more meaningful disclosure in MD&A in a number of areas, including the overall presentation and focus of MD&A, with general emphasis on the discussion and analysis of known trends, demands, commitments, events and uncertainties, and specific guidance on disclosures about liquidity, capital resources, and critical accounting. This comment also applies to Hooper's Form 10-K.

27. We note the disclosure on page 78 regarding the failure to comply with covenants relating to your debt agreements. Clarify whether you are in default under those agreements. To the extent you received waivers of the default, please disclose and file as exhibits. This comment also applies to Hooper's Form 10-K.

Provant's Management's Discussion and Analysis of Financial Condition and Results of Operations, page 83

28. The Management's Discussion and Analysis section is one of the most critical aspects of your disclosure. Please revise this section to provide a more detailed executive overview to discuss the events, trends, and uncertainties that management views as most critical to your future revenues, financial position, liquidity, plan of operations, and results of operations, to the extent known and foreseeable. To assist you in this regard, please refer to the Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations, Release Nos. 33-8350 (December 19, 2003) at http://www.sec.gov/rules/interp/33-8350.htm. This guidance is intended to elicit more meaningful disclosure in MD&A in a number of areas, including the overall presentation and focus of MD&A, with general emphasis on the discussion and analysis of known trends, demands, commitments, events and uncertainties, and specific guidance on disclosures about liquidity, capital resources, and critical accounting.

Management Following the Merger, page 87

29. For each employment position listed for management, please disclose the beginning and ending dates of employment.

30. For each non-employees director, please revise your disclosure to briefly describe the business experience during the past five years for each including beginning and ending dates of employment for each position listed. In addition, please revise your disclosure regarding all of your directors to indicate why they are qualified to serve as directors. See Item 401(e) of Regulation S-K.

Management Following the Merger, page 87

Director Compensation, page 94

31. Please provide a narrative to the directors' compensation table as required by Item 402(r)(3) of Regulation S-K. In particular discuss the standard compensation arrangements.

Executive Compensation, page 95

Summary Compensation Table, page 97

32. Please revise to disclose compensation for the last two completed fiscal years. See Item 402(n) of Regulation S-K.

Related Party Transactions, page 103

33. Please revise the disclosure regarding the convertible debentures to disclose the material terms, such as the interest rate and term of the debentures. See Item 404(a)(5) of Regulation S-K.

Unaudited Pro Forma Consolidated Balance Sheet, page 108

34. Please disclose on the face of the pro forma balance sheet the number of Hooper Holmes common shares authorized, issued and outstanding on both a historical and pro forma basis. Please revise the related notes to disclose the number of common shares related to each applicable pro forma adjustment. In addition, since it appears from the note to adjustment (p) that the actual number of shares issued and the resulting merger consideration could vary from those depicted, please disclose with quantification the effect that incremental changes in your assumptions would have on the amounts presented.

Unaudited Pro Forma Consolidated Statement of Operations, page 110

35. Please revise your notes as follows:

- Explain in note (a) your basis for eliminating $5,068,000 in Provant intangible asset amortization and show how the adjustment amount for each line item was computed.
- Explain how the adjustment in note (c) was determined and disclose the useful lives being used to amortize the related intangible assets.
- Provide the estimated tax effects resulting from the pro forma adjustments.

Principal Shareholders of Hooper, page 114

36. Please identify the natural person or persons who, directly or indirectly, exercise sole or shared voting and/or investment powers with respect to the shares held in the name of 200 NNH LLC and Bard Associates, Inc.

Principal Equity Holders of Provant, page 116

37. Please identify the natural person or persons who, directly or indirectly, exercise sole or shared voting and/or investment powers with respect to the equity interests held in the name of Wellness Holdings, LLC.

Principal Shareholders of the Combined Company, page 116

38. Please identify the natural person or persons who, directly or indirectly, exercise sole or shared voting and/or investment powers with respect to the equity interests held in the name of Century Focused Fund III, LLP.

Undertakings, page II-2

39. Please provide the undertakings required by Item 512(h) of Regulation S-K.

Annex A - Agreement and Plan of Merger

40. Please include an agreement to furnish supplementally a copy of any omitted schedule to the Commission upon request. In addition, please confirm that the list of schedules is complete. For example and without limitation, we note that Schedules 2.4(a) and 5.11(a) are not included in the list of the schedules. See item 601(b)(2) of Regulation S-K.

41. Please file Schedule 2.4(a) to the agreement and plan of merger, as such schedule is material to investors as it relates to the amount of shares to be issued under Section 2.4 of the agreement.

Exhibits

42. Please file the Commitment Letter with SWK, the Guaranty, and the SCM Commitment Letter for the Credit Facility.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Joanna Lam at (202) 551-3476 or Rufus Decker at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper at (202) 551-3329 or Pam Howell at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director
Office of Beverages, Apparel and
Mining

cc: Peter Mirakian III, Esq.
    Spencer Fane LLP